Exhibit 99.1

ESSA Announces Management Team Change

HOUSTON and VANCOUVER, Jan. 25, 2018 /CNW/ - ESSA Pharma Inc. (TSXV: EPI; Nasdaq: EPIX) ("ESSA" or the "Company") announced today that  Frank Perabo, M.D., Ph.D., will depart ESSA as the Company's Chief Medical Officer to pursue other opportunities, effective January 31, 2018.  Dr. Perabo will continue to serve the Company in an advisory capacity, and as a member of ESSA's medical advisory committee.

ESSA announced in September 2017, its intention to cease clinical development of EPI-506 and  utilize the results from the successfully completed Phase 1 proof of concept trial to expand the preclinical development program around more potent next-generation aniten molecules.  Within the next-generation program, the Company expects to file an Investigational New Drug filing and initiate a Phase 1 clinical trial of the selected next-generation molecule in the first quarter of 2019.  ESSA recently announced the completion of an approximately  US$26 million financing to fund preclinical and clinical development within its next-generation Aniten program.

"Frank's leadership in the successful completion of our Phase 1 study of EPI-506 was critical in positioning us well to focus on our next-generation Aniten molecules," said  David Parkinson M.D., President and CEO of ESSA.  "We thank Frank for his important contributions as Chief Medical Officer, and are delighted that he will continue to support the Company in an advisory role, and as a member of our medical advisory committee. With the recently completed financing, ESSA now has the resources to appropriately leverage the learnings from the EPI-506 study as we develop more potent molecules that target the N-terminal domain of the androgen receptor for the effective treatment of prostate cancer."

The EPI series of compounds inhibit androgen receptor ("AR") mediated transcription by selective binding to the N-terminal domain ("NTD") of AR.  In preclinical studies, these compounds inhibit AR-driven biology and have important prostate cancer activity even in the setting of resistance to the conventional anti-androgens such as abiraterione and enzalutamide.  In addition, non-clinical studies have documented increased anti-tumor activity achieved by the combination of EPI compounds with anti-androgens. The Company continues to advance its development of next generation NTD inhibitors with higher potency and enhanced pharmaceutical properties than the first generation of EPI compounds.

About ESSA Pharma Inc.
ESSA is a pharmaceutical company focused on developing novel and proprietary therapies for the treatment of castrate resistant prostate cancer ("CRPC") in patients whose disease is progressing despite treatment with current therapies. ESSA believes that its proprietary compounds can significantly expand the interval of time in which patients suffering from CRPC can benefit from hormone- based therapies, by disrupting the AR signaling pathway that drives prostate cancer growth and by preventing AR transcriptional activity by binding selectively to the NTD of the AR.  A functional NTD is essential for transactivation of the AR. In preclinical studies, blocking the NTD has demonstrated the capability to overcome the known AR-dependent mechanisms of CRPC.  ESSA was founded in 2009.

Forward-Looking Statement Disclaimer
This release contains certain information which, as presented, constitutes "forward-looking information" within the meaning of the Private Securities Litigation Reform Act of 1995 and/or applicable Canadian securities laws. Forward-looking information involves statements that relate to future events and often addresses expected future business and financial performance, containing words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions and includes, but is not limited to, statements about Dr. Perabo's departure from the Company as Chief Medical Officer and continuing involvement with the Company in an advisory capacity and as a member of the Company's medical advisory committee, the acceleration of ESSA's next-generation NTD-inhibitor Aniten compounds, the anticipated timing of the IND filing for the Aniten program and the initiation of the Phase 1 clinical trial for such program, the anticipated sufficiency of the Company's financial resources, and the implementation of the Company's business model and strategic plans including the advancement of the Company's development portfolio.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of ESSA to control or predict, and which may cause ESSA's actual results, performance or achievements to be materially different from those expressed or implied thereby. Such statements reflect ESSA's current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by ESSA as of the date of such statements, are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. In making forward looking statements, ESSA may make various material assumptions, including but not limited to (i) the accuracy of ESSA's financial projections; (ii) obtaining positive results of clinical trials; (iii) obtaining necessary regulatory approvals; and (iv) general business, market and economic conditions.

Forward-looking information is developed based on assumptions about such risks, uncertainties and other factors set out herein, in the Company's second amended and restated prospectus supplement dated January 5, 2018 and in ESSA's Annual Report on Form 20-F dated December 11, 2017 under the headings "Risk Factors", a copy of each which is available on ESSA's profile on the SEDAR website at www.sedar.com, ESSA's profile on EDGAR at www.sec.gov, and as otherwise disclosed from time to time on ESSA's SEDAR profile. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and ESSA undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable Canadian and United States securities laws. Readers are cautioned against attributing undue certainty to forward-looking statements.

Neither the TSXV nor its Regulation Service Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

SOURCE ESSA Pharma Inc

View original content with multimedia: http://www.newswire.ca/en/releases/archive/January2018/25/c1308.html

%CIK: 0001633932

For further information: David S. Wood, Chief Financial Officer, Tel: (778) 331-0962

CO: ESSA Pharma Inc

CNW 23:00e 25-JAN-18